Mail Stop 4-7

March 31, 2005

Malcolm C. Persen
Chief Financial Officer
Radyne ComStream Inc.
3138 East Elwood Street
Phoenix, AZ 85034

Re: 	Radyne ComStream Inc.
Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 16,
2005
File No. 0-11685

Dear Mr. Persen:

      We have reviewed the referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please amend your filing in response to comment 5 below. Please address all remaining comments in future filings. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004, filed March
16, 2005

Item 8.  Financial Statements, page 25

Consolidated Statements of Operations, page 28

1. We note that you derive revenue from the sale of products and services. If revenue derived from services exceeds 10% of total net sales, revise to present revenue from the sale of products and services separately on the face of your income statement, consistent with the requirements of Rule 5-03.1 of Regulation S-X. When revenue is presented separately, the related costs of sales for each type of revenue also should be presented separately on the face of the income statement.

Item 9A - Controls and Procedures, page 43

2. We note your disclosure that "our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures ... were sufficiently effective." Please confirm that your disclosure controls and procedures were effective as of the end of the period covered by this report and revise your future filings to remove this qualification. You must clearly state whether the officers concluded that the company`s disclosure controls and procedures were effective.

In future filings, if you indicate that your disclosure controls and procedures are designed to provide "reasonable assurance" of achieving their objectives, then you should evaluate whether the controls and procedures are, in fact, effective at the "reasonable assurance" level. Alternatively, you may simply state, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective. In this regard, please see Section II.F.4 of Securities Act Release No. 33-
8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm.

3. We note your disclosure that "our disclosure controls and procedures ... were sufficiently effective to ensure that the information required to be disclosed by us in this Annual Report on
Form 10-K was recorded, processed, summarized and reported within the time periods specified in the SEC`s rules and instructions for Form
10-K." Please confirm, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Securities Exchange Act. Please also comply with this comment in future filings. Alternatively, in future filings, you may simply state, if true, that your Chief Executive Officer and
Chief Financial Officer concluded that your disclosure controls and procedures are effective.

4. We note your disclosure that "[t]here were no significant changes in our internal controls over financial reporting during our most recently completed quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, or there factors that could significantly affect these controls subsequent to the date of their evaluation."
Please
confirm, if true, that there were no changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K, which became effective on August
14, 2003.  Further, in future filings, please comply with Item
308(c)
of Regulation S-K.  See also Section II.J. of Securities Act
Release
No. 33-8238 (June 5, 2003), which is available on our web site at http://www.sec.gov/rules/final/33-8238.htm#iij.

Signatures, page 49

5. The Form 10-K must be signed by your principal accounting officer.
If an individual who has already signed the Form 10-K acts in this capacity, please revise to indicate each capacity in which that individual signs the document. See Instruction D(2) to Form 10-K. In response to this comment, you should file an amended Form 10-K that includes: the cover page; Part IV, revised to reflect the new certifications that will be required as Exhibits 31.1 and 31.2; and a revised signature page. The amendment should also include new Exhibits 31.1 and 31.2.

*   *   *   *   *

      As appropriate, please amend your periodic report and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter as correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 942-1933 or me at (202) 942-1990 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director